Exhibit 99.1

FORM OF

SUBSCRIPTION AGREEMENT

Navios Maritime Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Attention: Vasiliki Papaefthymiou

Ladies and Gentlemen:

The undersigned (the “Investor”) hereby confirms its agreement with you as follows:

1. This Subscription Agreement (this “Agreement”) is made as of the date set forth below between Navios Maritime Partners L.P., a Marshall Islands limited partnership (the “Company”), and the Investor.

2. The Company has authorized the sale and issuance to certain investors of up to an aggregate of 18,422,000 common units (the “Units”) representing limited partnership interests (the “Common Units”), subject to adjustment by the Company’s Board of Directors, or a committee thereof, for a purchase price of $1.90 per unit (the “Purchase Price”).

3. The offering and sale of the Units (the “Offering”) are being made pursuant to (1) an effective Registration Statement on Form F-3 (File No. 333-215529) (including the Prospectus contained therein (the “Base Prospectus”), the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”), (2) if applicable, certain “free writing prospectuses” (as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Act”)), that have been or will be filed with the Commission and delivered to the Investor on or prior to the date hereof, (3) a Preliminary Prospectus Supplement (the “Preliminary Prospectus Supplement” and together with the Base Prospectus, the “Preliminary Prospectus”) containing certain supplemental information regarding the Units and terms of the Offering that has been filed with the Commission and delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission) and (4) a Prospectus Supplement (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”) containing certain supplemental information regarding the Units and terms of the Offering that will be filed with the Commission and delivered to the Investor (or made available to the Investor by the filing by the Company of an electronic version thereof with the Commission).

4. The Company and the Investor agree that the Investor will purchase from the Company and the Company will issue and sell to the Investor the Units set forth below for the aggregate purchase price set forth below. The Units shall be purchased pursuant to the Terms and Conditions for Purchase of Units attached hereto as Annex I and incorporated herein by this reference as if fully set forth herein. The Investor acknowledges that the Offering is not being underwritten by Fearnley Securities, Inc. or any other placement agent named in the Prospectus Supplement (the “Placement Agents”).

5. The Investor acknowledges that (i) there is no minimum offering amount, and (ii) the Investor’s obligations under this Agreement, including the obligation to purchase Units, are expressly not conditioned on the purchase by any or all of the Other Investors (as defined in Annex I hereto) of the Units that they have agreed to purchase from the Company or the sale by the Company of any specified aggregate number of Units.

6. The settlement of the Units purchased by the Investor shall be by delivery by electronic book-entry at The Depository Trust Company (“DTC”), registered in the Investor’s name and address as set forth below, and released by Continental Stock Transfer & Trust Company, the Company’s transfer agent (the “Transfer Agent”), to the Investor at the Closing (as defined in Section 3.1 of Annex I hereto).

NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL:

(I)	DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE UNITS ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE UNITS, AND

(II)	REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE UNITS BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

Bank of New York Mellon

ABA 021000018

SWIFT BIC: IRVTUS3N

F/O DNB Bank ASA, NY

SWIFT BIC: DNBAUS33

For further credit to:

Fearnley Securities, Inc. / Navios Maritime Partners L.P.

Account: 13084888

Attention: Helene Vales

IT IS THE INVESTOR’S RESPONSIBILITY TO (A) MAKE THE NECESSARY WIRE TRANSFER IN A TIMELY MANNER AND (B) ARRANGE FOR SETTLEMENT BY WAY OF DWAC IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE PURCHASE PRICE FOR THE UNITS OR DOES NOT MAKE PROPER ARRANGEMENTS FOR SETTLEMENT IN A TIMELY MANNER, THE UNITS MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

7. The Investor represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or persons known to it to be affiliates of the Company, (b) it is not a FINRA member or an Associated Person (as such term is defined under the FINRA Membership and Registration Rules Section 1011) as of the Closing, and (c) neither the Investor nor any group of Investors (as identified in a public filing made with the Commission) of which the Investor is a part in connection with the Offering of the Units, acquired, or obtained the right to acquire, 35% or more of the Common Units (or securities convertible into or exercisable for Common Units) or the voting power of the Company on a post-transaction basis.

8. The Investor represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) the Base Prospectus, dated May 5, 2017, which is a part of the Company’s Registration Statement, the documents incorporated by reference therein, the Preliminary Prospectus and any free writing prospectus (collectively, the “Disclosure Package”), prior to or in connection with the receipt of this Agreement. The Investor acknowledges that, prior to the delivery of this Agreement to the Company, the Investor will receive certain additional information regarding the Offering, including pricing information (the “Offering Information”). Such information may be provided to the Investor by any means permitted under the Act, including the Preliminary Prospectus, the Prospectus Supplement, a free writing prospectus and oral communications.

9. No offer by the Investor to buy Units will be accepted and no part of the Purchase Price will be delivered to the Company until the Investor has received the Offering Information and the Company has accepted such offer by countersigning a copy of this Agreement, and any such offer may be withdrawn or revoked by the Investor, without obligation or commitment of any kind, at any time prior to the Company (or a Placement Agent on behalf of the Company) sending (orally, in writing or by electronic mail) notice of its acceptance of such offer. An indication of interest will involve no obligation or commitment of any kind until the Investor has been delivered the Offering Information and this Agreement is accepted and countersigned by or on behalf of the Company.

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Number of Units:

Purchase Price Per Unit: $

Aggregate Purchase Price: $

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of:

INVESTOR

By:

Print Name:

Title:

Address:

Facsimile:

Agreed and Accepted

This        day of February, 2018:

NAVIOS MARITIME PARTNERS L.P.

By:
Name:
Title:

ANNEX I

TERMS AND CONDITIONS FOR PURCHASE OF UNITS

1. Authorization and Sale of the Units. Subject to the terms and conditions of this Agreement, the Company has authorized the sale of the Units.

2. Agreement to Sell and Purchase the Units; Placement Agents.

2.1 At the Closing (as defined in Section 3.1), the Company will sell to the Investor, and the Investor will purchase from the Company, upon the terms and conditions set forth herein, the number of Units set forth on the last page of the Agreement to which these Terms and Conditions for Purchase of Units are attached as Annex I (the “Signature Page”) for the aggregate purchase price therefor set forth on the Signature Page.

2.2 The Company proposes to enter into substantially this same form of Subscription Agreement with certain other investors (the “Other Investors”) and expects to complete sales of Units to them. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors,” and this Agreement and the Subscription Agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Agreements.”

2.3 Investor acknowledges that the Company has agreed to pay Fearnley Securities, Inc. and the other placement agents named in the Prospectus Supplement (the “Placement Agents”) a fee (the “Placement Fee”) in respect of the sale of Units to the Investor.

2.4 The Company has entered into a Placement Agency Agreement, dated February 13, 2018 (the “Placement Agreement”), with the Placement Agents that contains certain representations, warranties, covenants and agreements of the Company and certain other parties. By countersigning this Subscription Agreement the Company permits the Investor to rely upon such representations, warranties, covenants and agreements of the Company contained in the Placement Agreement.

3. Closings and Delivery of the Units and Funds.

3.1 Closing. The completion of the purchase and sale of the Units, or a portion thereof, (the “Closing”) shall occur at a place and time (the “Closing Date”) to be specified by the Company and the Placement Agents, and of which the Investors will be notified in advance by the Placement Agents, in accordance with Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At the Closing, (a) it shall be delivered to the Investor that number of Units set forth on the Signature Page registered in the name of the Investor or, if so indicated on the Investor Questionnaire attached hereto as Exhibit A, in the name of a nominee designated by the Investor and (b) the aggregate purchase price for the Units being purchased by the Investor will be delivered by or on behalf of the Investor to the Company.

3.2 Conditions to the Company’s Obligations. (a) The Company’s obligation to issue and sell the Units to the Investor shall be subject to: (i) the receipt by the Company of the purchase price for the Units being purchased hereunder as set forth on the Signature Page and (ii) the accuracy of the representations and warranties made by the Investor and the fulfillment of those undertakings of the Investor to be fulfilled prior to the Closing Date.

(b) Conditions to the Investor’s Obligations. The Investor’s obligation to purchase the Units as set forth on the Signature Page will be subject to the accuracy of the representations and warranties made by the Company and the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing Date, including without limitation, those contained in the Placement Agreement, and to the condition that the Placement Agents shall not have: (a) terminated the Placement Agreement pursuant to the terms thereof or (b) determined that the conditions to the closing in the Placement Agreement have not been satisfied.

(c) Disclaimer Regarding Partial Settlement. The Investor’s obligations are expressly not conditioned on the purchase by any or all of the Other Investors of the Units that they have agreed to purchase from the Company or the sale by the Company of any specified aggregate number of Units.

3.3 Delivery of Funds. Delivery by Electronic Book-Entry at The Depository Trust Company. No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall remit by wire transfer the amount of funds equal to the aggregate purchase price for the Units being purchased by the Investor to the following account designated by the Company and the Placement Agents pursuant to the terms of that certain Escrow Agreement (the “Escrow Agreement”), dated as of February 21, 2018, by and among the Company, the Placement Agents and DNB Bank ASA, New York Branch (the “Escrow Agent”):

Bank of New York Mellon

ABA 021000018

SWIFT BIC: IRVTUS3N

F/O DNB Bank ASA, NY

SWIFT BIC: DNBAUS33

For further credit to:

Fearnley Securities, Inc. / Navios Maritime Partners L.P.

Account: 13084888

Attention: Helene Vales

Such funds shall be held in escrow until the Closing and delivered by the Escrow Agent on behalf of the Investors to the Company upon the satisfaction, in the sole judgment of the Placement Agents, of the conditions set forth in Section 3.2(b) hereof. The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the Closing that a portion of the escrowed funds shall be applied to the Placement Fee. The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) (“Losses”) arising under this Section 3.3 or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

Investor shall also furnish the Placement Agents a completed W-9 form (or, in the case of an Investor who is not a United States citizen or resident, a W-8 form).

3.4 Delivery of Units. Delivery by Electronic Book-Entry at The Depository Trust Company. No later than one (1) business day after the execution of this Agreement by the Investor and the Company, the Investor shall direct the broker-dealer at which the account or accounts to be credited with the Units being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a Deposit/Withdrawal at Custodian (“DWAC”) instructing Continental Stock Transfer & Trust Company, the Company’s transfer agent, to credit such account or accounts with the Units by means of an electronic book-entry delivery. Such DWAC shall indicate the settlement date for the deposit of the Units, which date shall be provided to the Investor by the Placement Agents. Simultaneously with the delivery to the Company by the Escrow Agent of the funds held in escrow pursuant to Section 3.3 above, the Company shall direct its transfer agent to credit the Investor’s account or accounts with the Units pursuant to the information contained in the DWAC.

4. Representations, Warranties and Covenants of the Investor.

The Investor acknowledges, represents and warrants to, and agrees with, the Company and the Placement Agents that:

4.1 The Investor (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in common units presenting an investment decision like that involved in the purchase of the Units, including investments in securities issued by the Company and investments in comparable companies, (b) has answered all questions on the Signature Page and the Investor Questionnaire and the answers thereto are true and correct as of the date hereof and will be true and correct as of the Closing Date and (c) in connection with its decision to purchase the number of Units set forth on the Signature Page, has received and is relying solely upon (i) the Disclosure Package and the documents incorporated by reference therein and (ii) the Offering Information.

4.2 (a) No action has been or will be taken in any jurisdiction outside the United States by the Company or the Placement Agents that would permit an offering of the Units, or possession or distribution of offering materials in connection with the issue of the Units in any jurisdiction outside the United States where action for that purpose is required, (b) if the Investor is outside the United States, it will comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Units or has in its possession or distributes any offering material, in all cases at its own expense and (c) the Placement Agents are not authorized to make and has not made any representation, disclosure or use of any information in connection with the issue, placement, purchase and sale of the Units, except as set forth or incorporated by reference in the Base Prospectus or the Prospectus Supplement.

4.3 The Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as to the enforceability of any rights to indemnification or contribution that may be violative of the public policy underlying any law, rule or regulation (including any federal or state securities law, rule or regulation).

4.4 The Investor understands that nothing in this Agreement, the Prospectus or any other materials presented to the Investor in connection with the purchase and sale of the Units constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Units.

4.5 Since the date on which the Placement Agents first contacted such Investor about the Offering, the Investor has not engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) involving the Company’s securities) and has not violated its obligations of confidentiality. Each Investor covenants that it will not engage in any transactions in the securities of the Company (including Short Sales) or disclose any information about the contemplated offering (other than to its advisors that are under a legal obligation of confidentiality) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Each Investor agrees that it will not use any of the Units acquired pursuant to this Agreement to cover any short position in the Common Units if doing so would be in violation of applicable securities laws. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sales contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

5. Survival of Representations, Warranties and Agreements; Third Party Beneficiary. Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants, agreements, representations and warranties made by the Company and the Investor herein will survive the execution of this Agreement, the delivery to the Investor of the Units being purchased and the payment therefor. The Placement Agents shall be third party beneficiaries with respect to the representations, warranties and agreements of the Investor in Section 4 hereof.

6. Notices. All notices, requests, consents and other communications hereunder will be in writing, will be mailed (a) if within the domestic United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile, and will be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed and (iv) if delivered by facsimile, upon electric confirmation of receipt and will be delivered and addressed as follows:

(a) if to the Company, to:

Navios Maritime Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000, Monaco

Attention: Vasiliki Papaefthymiou

with copies to:

Thompson Hine LLP

355 Madison Avenue

New York, NY 10017

Attention: Todd E. Mason

Facsimile: 212-344-6101

(b) if to the Investor, at its address on the Signature Page hereto, or at such other address or addresses as may have been furnished to the Company in writing.

7. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Investor.

8. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and will not be deemed to be part of this Agreement.

9. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

10. Governing Law. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which will constitute an original, but all of which, when taken together, will constitute but one instrument, and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. The Company and the Investor acknowledge and agree that the Company shall deliver its counterpart to the Investor along with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission).

12. Confirmation of Sale. The Investor acknowledges and agrees that such Investor’s receipt of the Company’s counterpart to this Agreement, together with the Prospectus Supplement (or the filing by the Company of an electronic version thereof with the Commission), shall constitute written confirmation of the Company’s sale of Units to such Investor.

13. Press Release. The Company and the Investor agree that the Company shall issue a press release announcing the Offering and disclosing all material terms and conditions of the Offering prior to the opening of the financial markets in New York City on the earlier of (a) the date hereof or (b) the business day immediately after the date hereof.

14. Termination. In the event that the Placement Agreement is terminated by the Placement Agents pursuant to the terms thereof, this Agreement shall terminate without any further action on the part of the parties hereto.

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EXHIBIT A

INVESTOR QUESTIONNAIRE

Pursuant to Section 3 of Annex I to the Agreement, please provide us with the following information:

1.	The exact name that your Units are to be registered in (attach additional sheets, if necessary). You may use a nominee name if appropriate:

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Units are maintained):

6.	DTC Participant Number:

7.	Name of Account at DTC Participant being credited with the Units **:

8.	Account Number at DTC Participant being credited with the Units:

**	In order to ensure timely settlement, please cause your broker or custodian to include the name of the ultimate beneficial holder or sub-account to which the units shall be credited in the DWAC authorization request.